UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

UNWIRED PLANET, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

91531F103
(CUSIP Number)

Hank Brier
General Counsel
Indaba Capital Management, L.P.
One Letterman Drive, Building D, Suite DM700
San Francisco, California 94129
(415) 680-1180
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 20, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91531F103	SCHEDULE 13D/A

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indaba Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,068,780
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,068,780

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,068,780
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IA

___________
(1) Calculation of the foregoing percentage is based on 112,243,093 shares of Common Stock, par value $0.001 per share, of Unwired Planet, Inc. (the "Issuer") based on information provided by the Issuer in its Form 10-Q filed on May 7, 2015.

CUSIP No. 91531F103	SCHEDULE 13D/A

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indaba Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,068,780
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,068,780

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,068,780
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

___________
(1) Calculation of the foregoing percentage is based on 112,243,093 shares of Common Stock, par value $0.001 per share, of the Issuer based on information provided by the Issuer in its Form 10-Q filed on May 7, 2015.

CUSIP No. 91531F103	SCHEDULE 13D/A

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IC GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,068,780
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,068,780

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,068,780
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

___________
(1) Calculation of the foregoing percentage is based on 112,243,093 shares of Common Stock, par value $0.001 per share, of the Issuer based on information provided by the Issuer in its Form 10-Q filed on May 7, 2015.

CUSIP No. 91531F103	SCHEDULE 13D/A

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indaba Capital Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,068,780
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,068,780

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,068,780
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8% (1)
14.	TYPE OF REPORTING PERSON (see instructions) PN

___________
(1) Calculation of the foregoing percentage is based on 112,243,093 shares of Common Stock, par value $0.001 per share, of the Issuer based on information provided by the Issuer in its Form 10-Q filed on May 7, 2015.

CUSIP No. 91531F103	SCHEDULE 13D/A

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Derek C. Schrier
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,068,780
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,068,780

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,068,780
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

___________
(1) Calculation of the foregoing percentage is based on 112,243,093 shares of Common Stock, par value $0.001 per share, of the Issuer based on information provided by the Issuer in its Form 10-Q filed on May 7, 2015.

CUSIP No. 91531F103	SCHEDULE 13D/A

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned on July 8, 2013 (the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on September 17, 2013 (“Amendment No. 1”) and Amendment No. 2 to the Schedule 13D filed on September 24, 2014 (“Amendment No. 2”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.  Capitalized terms used but not defined in this Amendment No. 3 have the meanings provided in the previously filed statement on Schedule 13D.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following:

The responses to Items 3, 5 and 6 of the previously filed statement on Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, are incorporated herein by reference.

The shares of Common Stock of the Issuer to which this Schedule 13D relates were acquired for investment purposes in the ordinary course of business.

Pursuant to the Section 7(b)(1) of the Securities Purchase Agreement between the Issuer and the Fund, dated June 28, 2013 (the “Securities Purchase Agreement”), the Fund has the right to designate one (1) member to the Issuer’s Board of Directors (the “Designated Director”) provided that such designee meets the criteria that are reasonably acceptable to the nominating committee (or equivalent committee or the full board, as applicable) of the Issuer’s Board of Directors; provided that the Fund shall only have the right to designate the Designated Director so long as the Fund (i) maintains a voting percentage equal to or greater than 5% of the total shares outstanding or (ii) maintains a voting percentage equal to or greater than 3% of the total shares outstanding and holds at least 50% of the senior secured notes issued under the Note Purchase Agreement (the “Holding Requirements”) (the right to designate the Designated Director, the “Director Designation Right”).  Additionally, pursuant to Section 7(b)(2) of the Securities Purchase Agreement, from and after June 28, 2016 until such time as the Fund no longer meets the Holding Requirements, the Fund shall have the right to designate one (1) additional member to the Issuer’s Board of Directors (the “Additional Designated Director”) provided that such designee meets the criteria that are reasonably acceptable to the nominating committee (or equivalent committee or the full board, as applicable) of the Issuer’s Board of Directors.  The Issuer shall have the right to block a Designated Director or an Additional Designated Director if such designee holds, or is nominated to hold, a management position or board seat at a company that the Issuer’s Board of Directors reasonably determines directly competes with the Issuer.  In addition, the right to designate (and maintain the right to designate) the Designated Director and/or the Additional Designated Director shall at all times be subject to applicable rules and published guidance of The NASDAQ Stock Market LLC, including, but not limited to, listing rule 5640 (or any successor rule) and will depend in part on the designating party’s ownership percentage as of the time of the applicable designation.

A copy of the Securities Purchase Agreement was  previously filed as Exhibit 2 to the original Schedule 13D filed by the Reporting Persons on July 8, 2013, and is incorporated herein by reference, and the preceding summary of the Securities Purchase Agreement is qualified in its entirety by reference thereto.  This Schedule 13D does not purport to amend, qualify or in any way modify such agreement.

On September 22, 2014, the General Partner sent a letter to the Issuer on behalf of the Fund designating Andrew M. Dodge as a member of the Issuer’s Board of Directors pursuant to the Director Designation Right described above.  On September 26, 2014, the Issuer’s Board of Directors appointed Mr. Dodge to the Board of Directors as a director.  The appointment was effective on September 30, 2014.  Mr. Dodge was reelected as a member of the Issuer’s Board of Directors at the Issuer’s annual shareholder meeting held on November 3, 2014.

On May 20, 2015, Mr. Dodge submitted a letter to the Issuer’s Board of Directors whereby he resigned as a member of the Issuer’s Board of Directors, effective immediately.

To continue support of the Board of Directors and Issuer’s management in their effort to maximize shareholder value, and in furtherance of the transactions pursuant to the Purchase Agreement and Assignment Agreement (as defined below) described in this Item 4, on May 21, 2015, the General Partner sent a letter to the Issuer on behalf of the Fund designating Peter A. Reed, a designee deemed satisfactory to the Buyer (as defined below), to replace Mr. Dodge as a member of the Issuer’s Board of Directors pursuant to the Director Designation Right described above.

Additionally, on May 21. 2015, the Fund entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain funds managed by MAST Capital Management, LLC (collectively, the “Buyer”), pursuant to which the Fund agreed to sell and the Buyer agreed to purchase, subject to the satisfaction of or waiver of certain conditions, including the Issuer acknowledging the Fund’s assignment, and the Buyer’s assumption, of the Director Designation Right, (i) 5,500,000 shares of

CUSIP No. 91531F103	SCHEDULE 13D/A

Common Stock held by the Fund at a price per share equal to $0.8829, and (ii) senior secured notes due 2018 (the “Notes”) issued by the Issuer pursuant to an Indenture dated as of June 28, 2014 (as amended from time to time, the “Indenture”) with an aggregate Note Balance (as defined in the Indenture) of $31,228,492, for a purchase price that is 109.65625% of the then current aggregate Note Balance, plus the amount of interest accrued but unpaid through the date that is the earlier of (i) consummation of the Note Transaction (as defined in the Purchase Agreement) in accordance with the terms of the Purchase Agreement and (ii) 20 business days following the date of the Purchase Agreement (the “Note Accrual Date”), determined as if the interest on the Notes were payable in cash rather than as a PIK Payment (as defined in the Indenture).  All interest from and after the Note Accrual Date shall be for the account of the Buyer.  Pursuant to the Purchase Agreement and the Director Designation Right Assignment Agreement, dated as of May 21, 2015, by and among the Fund and the Buyer (the “Assignment Agreement”), the Fund agreed to sell and assign to the Buyer, and the Buyer agreed to purchase and assume from the Fund, the Board Designation Right.  The consummation of the assignment and assumption of the Board Designation Right is subject to the Issuer indicating its consent and acceptance of such assignment and assumption by execution of the Assignment Agreement and the satisfaction of or waiver of the same conditions precedent to the consummation of the other transactions set forth in the Purchase Agreement.  The assignment and assumption of the Board Designation Right shall be effective at such time as the other transactions set forth in the Purchase Agreement are consummated.  For the avoidance of doubt, the Fund maintains its right to designate an Additional Designated Director pursuant to, and in accordance with, Section 7(b)(2) of the Securities Purchase Agreement.

Copies of the Purchase Agreement and the Assignment Agreement are attached hereto as Exhibit 1 and Exhibit 2, respectively, and are incorporated herein by reference, and the preceding summaries of the Purchase Agreement and the Assignment Agreement are qualified in their entirety by reference to the full texts of the respective agreements.  This Schedule 13D does not purport to amend, qualify or in any way modify such agreements.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Persons’ investment in the Issuer, purchasing additional Common Stock, selling some or all of their Common Stock, purchasing additional Notes, selling some or all of their Notes, engaging in hedging or similar transactions with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) are each hereby amended and restated to read as follows:

 (a), (b) The following disclosure assumes that there are 112,243,093 shares of Common Stock, par value $0.001 per share, of the Issuer outstanding based on information provided by the Issuer in its Form 10-Q filed on May 7, 2015.  Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Commission pursuant to the Exchange Act:  (i) the Fund may be deemed to beneficially own the 12,068,780 shares of Common Stock that it holds, representing approximately 10.8% of the Common Stock outstanding; (ii) in its capacity as the sole investment manager of the Fund, the Investment Manager may be deemed to beneficially own 12,068,780 shares of Common Stock, representing approximately 10.8% of the Common Stock outstanding; (iii) in its capacity as the sole general partner of the Fund, the General Partner may be deemed to beneficially own 12,068,780 shares of Common Stock, representing approximately 10.8% of the Common Stock outstanding; (iv) in its capacity as the sole general partner of the Investment Manager, IC GP may be deemed to beneficially own 12,068,780 shares of Common Stock, representing approximately 10.8% of the Common Stock outstanding; and (v) in his capacity as the sole Managing Member of IC GP and the sole Senior Managing Member of the General Partner, the Senior Managing Member may be deemed to beneficially own 12,068,780 shares of Common Stock, representing approximately 10.8% of the Common Stock outstanding.

Each of the of the Executive Officers and other partners and members of the Investment Manager and the General Partner other than the Senior Managing Member disclaims beneficial ownership of the shares of Common Stock that any of the Investment Manager, IC GP or the General Partner may be deemed to beneficially own.  The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein, and this Schedule 13D, as amended, shall not be deemed an admission that any of the Reporting Persons is the beneficial owner of such securities for purposes of Section 13(d) or for any other purpose, except to the extent any such Reporting Person actually exercises voting or investment power with respect to such securities.

CUSIP No. 91531F103	SCHEDULE 13D/A

(c)        The Reporting Persons have not entered into any transactions in the Common Stock within the last sixty days.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented with the following:

The responses to Items 3, 4 and 5 of the previously filed statement on Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, are incorporated herein by reference.

The disclosure regarding the Purchase Agreement and the Assignment Agreement contained in Item 4 is incorporated herein by reference.  The Purchase Agreement and the Assignment Agreement are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings and relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits.

Exhibit 1:
Securities Purchase Agreement, dated as of May 21, 2015, by and among (i) the funds managed by MAST Capital Management, LLC (“MAST”) identified on Annex A thereto, (ii) solely with respect to certain representations, warranties and agreements thereof, MAST, (iii) Indaba Capital Fund, L.P. and (iv) solely with respect to certain representations, warranties and agreements thereof, Indaba Capital Management, L.P.

Exhibit 2:	Director Designation Right Assignment Agreement, dated as of May 21, 2015, by and among Indaba Capital Fund, L.P. and the funds managed by MAST Capital Management, LLC identified on Annex A thereto.

CUSIP No. 91531F103	SCHEDULE 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 22, 2015

INDABA CAPITAL MANAGEMENT, L.P.
By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA PARTNERS, LLC
By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

IC GP, LLC
By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA CAPITAL FUND, L.P.
By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

/s/ Derek C. Schrier
DEREK C. SCHRIER

EXHIBIT 1

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated as of May 21, 2015, by and among (i) the funds managed by MAST Capital Management, LLC (“MAST”) identified on Annex A hereto  (such funds, collectively, the “Buyer”), (ii) solely with respect to Sections 2.01(d) and (e) and Article IV hereof, MAST, (iii) Indaba Capital Fund, L.P. (the “Seller”) and (iv) solely with respect to Section 2.02(c) and Article IV hereof, Indaba Capital Management, L.P. (“Indaba”).  The Seller, the Buyer, MAST and Indaba are collectively referred to herein as the “Parties”.

RECITALS

WHEREAS, the Seller proposes to sell to Buyer (i) 5,500,000 shares (the “Offered Shares”) of the common stock, par value $0.001 per share (the “Common Stock”), of Unwired Planet, Inc. (the “Issuer”) and (ii) senior secured notes due 2018 (the “Notes”) issued by the Issuer pursuant to an Indenture dated as of June 28, 2014 (as amended from time to time, the “Indenture”) with an aggregate Note Balance (as defined in the Indenture) as of the date hereof of $31,228,492 (the Offered Shares and the Notes, collectively, the “Offered Securities”); and

WHEREAS, the Seller proposes to assign to Buyer its right to designate one member to the Board of Directors of the Issuer (the “Director Designation Right”) pursuant to Section 7(b)(1) of that certain Securities Purchase Agreement, dated as of June 28, 2013, by and among the Issuer and the investors party thereto (as such may be amended, supplemented or otherwise modified from time to time, the “Seller SPA”).

WHEREAS, the Buyer desires to purchase from the Seller the Offered Securities and assume the Director Designation Right on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing recitals (which are deemed to be a part of this Agreement), mutual covenants, representations, warranties and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I. PURCHASE AND SALE

Section 1.01   Purchase and Sale of Common Stock.

(a) Subject and pursuant to the terms, representations and warranties, and conditions set forth in this Agreement, the Seller agrees that it will sell to each Buyer identified on Annex A hereto, and each Buyer identified on Annex A hereto  agrees that it will purchase from the Seller, the number of Offered Shares set forth next to such Buyer’s name on Annex A (the “Common Shares Transaction”).

(b) The purchase price for each share of Offered Shares is $0.8829 and, thus, the aggregate purchase price for the Offered Shares is $4,855,950 (the “Aggregate Purchase Price”).

(c) The Parties agree to use commercially reasonable efforts to cooperate with each other, and cause their agents to cooperate, in the event that the settlement of the Common Shares Transaction requires the completion and/or delivery of any additional documentation.

               Section 1.02 Purchase and Sale of Notes.

(a) Subject and pursuant to the terms, representations and warranties, and conditions set forth in this Agreement, the Seller agrees that it will sell to each Buyer identified on Annex A hereto, and each Buyer identified on Annex A hereto agrees that it will purchase from the Seller, the Notes with an aggregate Note Balance (as defined in the Indenture) set forth next to such fund’s name on Annex A (the “Note Transaction”).

(b) The purchase price for the Notes is 109.65625% of the then current aggregate Note Balance, plus the amount of interest accrued but unpaid through the date that is the earlier of (i) consummation of the Note Transaction in accordance with the terms hereof and (ii) twenty business days following the date hereof (the “Note Accrual Date”), determined as if the interest on the Notes were payable in cash rather than as a PIK Payment (as defined in the Indenture).  All interest from and after the Note Accrual Date shall be for the account of Buyer.

(c) Each Party agrees to promptly deliver to the Note Registrar (as defined in the Indenture) (with a copy to the other Party) the documentation required to effect the transfer of the Notes in accordance with Section 2.04 of the Indenture. The Parties agree to use commercially reasonable efforts to cooperate with each other, and cause their agents to cooperate, in the event that the settlement of the Note Transaction requires (i) the exchange of  information between the Parties and (ii) in connection with the delivery of any existing Notes and the issuance of new Notes, or the approval or execution of any new documentation by each Party or their agents for the Issuer, the Note Registrar, the Indenture Trustee (as defined in the Indenture) or any other relevant party.

Section 1.03 Assignment and Assumption of Director Designation Right.

(a) Subject and pursuant to the terms, representations and warranties, and conditions set forth in this Agreement, the Seller agrees that it will assign to the Buyer, and the Buyer agrees that it will assume from the Seller, the Director Designation Right (the “Director Designation Right Assignment” and, together with the Note Transaction and the Common Shares Transaction, the “Transactions”) pursuant to the assignment and assumption agreement substantially in the form attached as Exhibit B hereto (the “Director Designation Right Assignment Agreement”).

(b) The Director Designation Right Assignment Agreement shall automatically and irrevocably be effective simultaneously with the settlement of the Note Transaction and the Common Shares Transactions.

Section 1.04 Efforts to Consummate.  Each Party agrees to use commercially reasonable efforts to satisfy the conditions set forth in Section 3.01 of this Agreement applicable to such Party and to settle the Transactions as promptly as practical after satisfaction of the conditions set forth in Sections 3.01(a) through 3.01(c).

ARTICLE II. REPRESENTATIONS, WARRANTIES, AND AGREEMENTS

Section 2.01 Buyer’s Representations, Warranties, and Agreements. Each of Buyer and, solely with respect to clauses (d) and (e) below, MAST, represents, warrants, and agrees as of the date hereof and as of the Transaction Settlement Date (as defined below) (and such representations, warranties, and agreements shall survive the sale and delivery of the Offered Securities hereunder for a period of two years from the Transaction Settlement Date, except that the representations, warranties, and agreements set forth in clauses (d) and (e) shall survive through the applicable statute of limitations) as follows:

(a) Buyer has carefully reviewed (i) the financial statements filed with the Securities and Exchange Commission by the Issuer, and (ii) such other information that it and its advisors deem necessary to make its decision to enter into the Transactions.

(b) Buyer possesses and has reviewed a copy of the Indenture, including but not limited to the restrictions on transfer set forth in Section 2.04 thereof. Buyer understands that the Notes may be offered, resold, pledged or otherwise transferred only as contemplated in the Indenture and the Notes.

(c) Buyer (i) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the Transactions and is consummating the Transactions with a full understanding of all of the terms, conditions, and risks and willingly assumes those terms, conditions, and risks, (ii) has adequate information concerning the Offered Securities, (iii) has adequate information concerning the business and financial condition of the Issuer and any of its affiliates, (iv) acknowledges that it has sole responsibility for its own due diligence investigation and its own investment decision and (v) it has made its own informed decision to consummate the Transactions based on its own independent review and consultations with such investment, legal, tax, accounting and other advisors as it deemed necessary and is not relying on Seller or Seller’s affiliates, and each of its and such affiliates’ respective directors, officers, employees, partners, members and agents for any investment, legal, tax or accounting advice. Buyer has made its own decision concerning the Transactions without reliance on any representation or warranty by, or advice from, Seller or Seller’s affiliates, and each of its and such affiliates’ respective directors, officers, employees, partners, members and agents regarding the Offered Securities, the Issuer and/or the Transactions (other than representations and warranties set forth in this Agreement).

(d) Seller and Indaba have informed Buyer and MAST, and Buyer and MAST each acknowledges and understands, that each of Seller and Indaba may have possession of, or may have received or obtained, confidential or material, non-public information concerning the Offered Securities and/or the Issuer (collectively, “Excluded Information”), which is not known to Buyer or MAST and, if publicly disclosed, could affect the trading price of the Offered Securities. Buyer and MAST each acknowledges and understands, based on its experience, the disadvantage to which Buyer and MAST may be subject due to any disparity of information between Buyer and MAST on the one hand and Seller and Indaba on the other. Notwithstanding any possession of Excluded Information by Seller or Indaba and the absence of disclosure thereof to Buyer or MAST, each of Buyer and MAST has deemed it appropriate, and desires, to engage in the Transactions for its own business purposes.

(e) Buyer and MAST each agrees that none of Seller, Indaba their respective affiliates, or any of their and such affiliates’ respective directors, officers, employees, partners, members and agents (collectively, the “Released Persons”) shall have any liability whatsoever to Buyer or MAST due to Seller’s or Indaba’a use and/or non-disclosure of any Excluded Information, and Buyer and MAST each hereby irrevocably (i) waives any and all actions, causes, rights or claims, whether known or unknown, contingent or matured, and whether currently existing or hereafter arising, that it may have or hereafter acquire (“Claims”) against the Released Persons, directly or indirectly, arising out of or resulting from Seller’s or Indaba’s failure to disclose any Excluded Information to Buyer or MAST, including, without limitation, Claims it may have under applicable federal and/or state securities laws, and (ii) expressly releases the Released Persons from any and all liabilities that may arise from Seller’s or Indaba’s failure to disclose any Excluded Information. Buyer and MAST each agrees that it shall not institute or maintain any cause of action, suit or complaint or other proceeding against any Released Person as a result of Seller’s failure to disclose any Excluded Information to Buyer.

(f) Buyer is:

(i) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)), and

(ii) a “qualified purchaser” (as defined in Section 2(a)(51)(A) of the Investment Company Act of 1940).

(g) Buyer is acquiring its interest in the Offered Securities solely for its own account for investment purposes only and not with a view towards the resale or distribution thereof in violation of the Securities Act.

(h) Except for rights to purchase the Offered Securities pursuant to this Agreement, Buyer does not own any Common Stock of the Issuer, any options or warrants to acquire such Common Stock, any securities exercisable for, convertible into, or exchangeable for such Common Stock, or own or possess any other right (contractual or otherwise) to purchase or acquire such Common Stock.

(i) Buyer (i) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and (ii) has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions described herein.

(j) The execution and delivery by Buyer of this Agreement and the performance by Buyer of its obligations hereunder have been duly authorized by all requisite action on the part of Buyer.  Assuming due authorization, execution and delivery by Seller, this Agreement is a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except that such enforcement (i) may be limited by bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and (ii) is subject to the availability of equitable remedies, as determined in the discretion of the court before which such a proceeding may be brought.

(k) The Offered Securities offered by Seller to Buyer were not offered to Buyer by means of general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act, and the rules and regulations promulgated thereunder.

(l) Buyer acknowledges and agrees that Seller is relying on Buyer’s representations, warranties, and agreements herein as a condition to proceeding with the Transactions. Without such representations, warranties, and agreements, Seller would not engage in the Transactions.

Section 2.02 Seller’s Representations, Warranties, and Agreements. Seller represents, warrants, and agrees as of the date hereof and as of the Transaction Settlement Date (and such representations, warranties, and agreements shall survive the sale and delivery of the Offered Securities hereunder for a period of two years from the Transaction Settlement Date except that the representations, warranties, and agreements set forth in clause (c) shall survive through the applicable statute of limitations) as follows:

(a) Seller possesses and has reviewed a copy of the Indenture, including but not limited to the restrictions on transfer set forth in Section 2.04 thereof. Seller understands that the Notes may be offered, resold, pledged or otherwise transferred only as contemplated in the Indenture and the Notes.

(b) Seller (i) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the Transactions and is consummating the Transactions with a full understanding of all of the terms, conditions, and risks and willingly assumes those terms, conditions, and risks, (ii) has adequate information concerning the Offered Securities, (iii) has adequate information concerning the business and financial condition of the Issuer and any of its affiliates, (iv) acknowledges that it has sole responsibility for its own due diligence investigation and its own investment decision and (v) it has made its own informed decision to consummate the Transactions based on its own independent review and consultations with such investment, legal, tax, accounting and other advisors as it deemed necessary and is not relying on Buyer or Buyer’s affiliates, and each of its and such affiliates’ respective directors, officers, employees, partners, members and agents for any investment, legal, tax or accounting advice. Seller has made its own decision concerning the Transactions without reliance on any representation or warranty by, or advice from, Buyer or Buyer’s affiliates, and each of its and such affiliates’ respective directors, officers, employees, partners, members and agents regarding the Offered Securities, the Issuer and/or the Transactions (other than representations and warranties set forth in this Agreement).

(c) Each of Seller and Indaba confirms that neither it nor, to its knowledge, any other person or entity acting on its behalf has provided Buyer or MAST with any information that constitutes or could reasonably be expected to constitute Excluded Information concerning the Issuer, other than information regarding the Transactions (including, without limitation, the resignation of Andrew Dodge as a member of the Issuer’s Board of Directors).  Each of Seller and Indaba acknowledges and agrees that neither Buyer nor MAST has requested from Seller or Indaba, and neither Seller nor Indaba has provided to Buyer or MAST, any Excluded Information.  Each of Seller and Indaba understands and confirms that Buyer and MAST will rely on the foregoing representations in effecting transactions in securities of the Issuer, including the Offered Securities.

(d) Seller (i) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and (ii) has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions described herein.

(e) The execution and delivery by Seller of this Agreement and the performance by Seller of its obligations hereunder have been duly authorized by all requisite action on the part of Seller.  Assuming due authorization, execution and delivery by Buyer, this Agreement is a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except that such enforcement (i) may be limited by bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and (ii) is subject to the availability of equitable remedies, as determined in the discretion of the court before which such a proceeding may be brought.

(f) Seller is the sole record, legal and beneficial owner of the Notes and the sole beneficial owner of the Offered Shares, has good title to the Offered Securities, and Seller's right, title and interest in the Offered Securities are free and clear of all liens, claims, encumbrances, voting trusts, voting agreements, transfer restrictions and other restrictions of any nature whatsoever, other than the transfer restrictions that may be imposed under the Indenture and applicable securities laws.

(g) Other than pursuant to this Agreement, Seller has not granted, created or entered into any currently existing option, purchase agreement, redemption agreement, call or right to subscribe of any character relating to the Offered Securities.

(h) The Offered Securities offered by Seller to Buyer were not offered to Buyer by means of general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act, and the rules and regulations promulgated thereunder.  Seller has not offered to sell any portion of the Offered Securities or any interest therein in a manner which would require the sale of the Offered Securities to Buyer hereunder to be registered under the Securities Act or any other applicable securities laws.

(i) Seller acknowledges and agrees that Buyer is relying on Seller’s representations, warranties, and agreements herein as a condition to proceeding with the Transactions. Without such representations, warranties, and agreements, Buyer would not engage in the Transactions.

ARTICLE III. CONDITIONS

Section 3.01 Buyer’s obligation to consummate the Transactions shall be subject to the following conditions:

(a) Seller has designated a person satisfactory to MAST (the “Designated Replacement”) to serve as a member of the Issuer’s Board of Directors (the “Board”) pursuant to Seller’s Director Designation Right; provided, that, for the avoidance of doubt, Seller shall have no obligation to vote any shares of Common Stock beneficially owned by it for such designee at any time; and

(b) The Designated Replacement has been duly elected and/or appointed by the Board as a member of the Board; provided, that the condition in this clause (b) shall be deemed satisfied in the event that the Designated Replacement is not appointed as a member of the  Board solely as a result of any action by such Designated Person and/or any affiliate of such person or the failure by such Designated Person and/or any affiliate of such person to take any action reasonably requested by the Board; provided further that this clause (b) shall not be deemed satisfied in the event such Designated Person fails to take any action which in the opinion of counsel would be reasonably likely to cause a violation of any law or regulation applicable to such Designated Person and/or any affiliate of such person; and

(c) The Issuer shall have acknowledged, in writing, the Director Designation Right Assignment Agreement, including, without limitation, that MAST has assumed Seller’s rights and obligations under Section 7(b)(1) of the Seller SPA; and

(d) With respect to the Common Shares Transaction, the Note Transaction shall be contemporaneously consummated in accordance with the terms hereof; and

(e) With respect to the Note Transaction, the Common Shares Transaction shall be contemporaneously consummated in accordance with the terms hereof; and

(f) With respect to the Director Designation Right Assignment, both of the Note Transaction and the Common Shares Transaction shall have been contemporaneously consummated in accordance with the terms hereof (the date that the Director Designation Right Assignment settles, the “Transaction Settlement Date”).

ARTICLE IV. MISCELLANEOUS

               Section 4.01 Binding Agreement. This Agreement shall be binding upon, and shall inure solely to the benefit of, each of the parties hereto, and each of their respective heirs, executors,

administrators, successors and permitted assigns, and no other person shall acquire or have any right under or by virtue of this Agreement.

Section 4.02 Entire Agreement. This Agreement constitutes the entire understanding between the parties hereto with respect to the subject matter hereof and may be amended only by written execution by both parties.

Section 4.03 Governing Law. THIS AGREEMENT SHALL BE ENFORCED, GOVERNED AND CONSTRUED IN ALL RESPECTS IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ITS CONFLICTS OF LAWS PRINCIPLES OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF SUCH STATE.

Section 4.04 Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one in the same agreement.

Section 4.05 Execution and Delivery. A facsimile, PDF, or other reproduction of this Agreement may be executed by one or more parties hereto, and an executed copy of this Agreement may be delivered by one or more parties by facsimile, e-mail, or similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding, and effective for all purposes. The parties hereto hereby agree that neither shall raise the execution of facsimile, PDF, or other reproduction of this Agreement, or the fact that any signature or document was transmitted or communicated by facsimile, e-mail, or similar electronic transmission device, as a defense to the formation of this Agreement.

Section 4.06 Further Assurances.  Promptly upon reasonable request by either party hereto, the other party shall execute, acknowledge, deliver, register and re-register any and all such further conveyances, agreements, assignments, notices of assignment, transfers, certificates, assurances and other instruments as such requesting party may reasonably seek from time to time in order to carry out the purposes of this Agreement.

Section 4.07 Confidentiality.  Each party hereto agrees that, without the prior written consent of the other party hereto, it will not disclose the terms and contents of this Agreement to any person or entity, except that either party may make any such disclosure (a) as required to implement or enforce this Agreement; (b) to the extent required by applicable laws or regulations or by the order of any court or compulsory legal process, including, without limitation, disclosure of information that counsel for the party recommends be disclosed in any filing required by Sections 13 or 16 of the Securities Exchange Act of 1934 and the regulations promulgated thereunder; (c) to its and its affiliates’ investors or its and such investors’ auditors and professional consultants (which disclosure may include, without limitation, a disclosure in such party’s financial statements); (d) to its affiliates and its affiliates’ respective directors, partners, members, managers, investors, officers, principals, employees, legal counsel, auditors and other professional consultants;  (e) to any potential assignee, participant, transferee or sub-buyer, provided, that, with respect to a disclosure made pursuant to this subsection (e), any such parties shall be obligated to maintain the confidentiality provisions contained herein and (f) to the Issuer, the Note Registrar, the Indenture Trustee and their respective representatives to the extent necessary to consummate the Transactions following execution hereof.

 [Signature pages follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

SELLER:

INDABA CAPITAL FUND, L.P.

By:   Indaba Partners, LLC, its general partner

By:        /s/ Derek C. Schrier
Name:  Derek C. Schrier
Title:    Managing Partner & CIO

Solely with respect to Section 2.02(c) and Article IV of this Agreement:

INDABA CAPITAL MANAGEMENT, L.P.

By:        /s/ Derek C. Schrier
Name:  Derek C. Schrier
Title:    Managing Partner & CIO

[Signature Page to Securities Purchase Agreement]

BUYER:

MAST CREDIT OPPORTUNITIES I MASTER FUND LIMITED

By:      /s/ Adam Kleinman
Name: Adam Kleinman
Title:   Authorized Signatory

MAST OC I MASTER FUND, L.P.

By: Mast OC I IA, LLC, its General Partner

By:       /s/ Adam Kleinman
Name: Adam Kleinman
Title:   Authorized Signatory

MAST SELECT OPPORTUNITIES MASTER FUND, L.P.

By: Mast Select GP, LLC, its General Partner

By:        /s/ Adam Kleinman
Name:  Adam Kleinman
Title:    Authorized Signatory

MAST ADMIRAL MASTER FUND, L.P.

By: Mast Admiral GP, LLC, its General Partner

By:        /s/ Adam Kleinman
Name:  Adam Kleinman
Title:    Authorized Signatory

Solely with respect to Sections 2.01(d) and (e) and Article IV of this Agreement:

MAST Capital Management, LLC

By:        /s/ Adam Kleinman
Name:  Adam Kleinman
Title:    Authorized Signatory

[Signature Page to Securities Purchase Agreement]

APPENDIX A

Name of Fund	Number of Offered Shares to Be Purchased by Fund	Note Balance to Be Purchased by Fund
Mast Credit Opportunities I Master Fund Limited	1,183,182	6,717,996
Mast OC I Master Fund, L.P.	2,864,626	16,265,085
Mast Select Opportunities Master Fund, L.P.	1,135,192	6,445,513
Mast Admiral Master Fund, L.P.	317,000	1,799,898
Total	5,500,000	31,228,492

APPENDIX B

Director Designation Right Assignment Agreement

EXHIBIT 2

DIRECTOR DESIGNATION RIGHT ASSIGNMENT AGREEMENT

This DIRECTOR DESIGNATION RIGHT ASSIGNMENT AGREEMENT (this “Agreement”), dated as of May 21, 2015, is by and among (i) Indaba Capital Fund, L.P. (the “Assignor”) and (ii) the funds managed by MAST Capital Management, LLC identified on Annex A hereto (such funds, collectively, the “Assignee”).  All capitalized terms used herein without definition shall have the meanings given to them in the SPA (as defined below).

RECITALS

WHEREAS, Assignor is party to that certain Securities Purchase Agreement, dated as of June 28, 2013, by and among Unwired Planet, Inc. (the “Issuer”) and the investors party thereto (as such may be amended, supplemented or otherwise modified from time to time, the “Seller SPA”);

WHEREAS, Assignor, Assignee and the other persons signatory thereto are party to that certain Securities Purchase Agreement, dated as of May 21, 2015 (as such may be amended, supplemented or otherwise modified from time to time, the “SPA”);

WHEREAS, pursuant to the SPA, Assignor proposed to assign to Assignee its right to designate one member to the Board of Directors of the Issuer pursuant to Section 7(b)(1) of the Seller SPA (the “Director Designation Right”).

WHEREAS, the Assignee desires to assume the Director Designation Right, subject to the terms and conditions set forth herein, in the Seller SPA and in the SPA.

NOW, THEREFORE, in consideration of the foregoing recitals (which are deemed to be a part of this Agreement), mutual covenants, representations, warranties and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows

Section 1               Assignment and Assumption

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the terms of this Agreement, the Seller SPA and the SPA, as of the Transaction Settlement Date (as defined in the SPA), (i) the Board Designation Right and (ii) all other rights and privileges Assignor may have in connection with the Board Designation Right, including, without limitation, (a) subject to any limitations imposed by applicable law, Assignee’s representative on the Board shall be entitled to the same perquisites, including stock options, reimbursement of expenses and other similar rights in connection with such person’s membership on the Board as every other non-employee member of the Board and (b) the right to

1

enforce the provisions of Section 7(b)(1) of the Seller SPA as if the Assignee were an original signatory thereto.

Section 2               Representations and Warranties

(a)           Assignor.  The Assignor (i) represents and warrants that (1) it is the legal and beneficial owner of the Board Designation Right, (2) the Board Designation Right is free and clear of any lien, encumbrance or other adverse claim, (3) it has the partnership power and authority, and has taken all action necessary, to execute and deliver this Agreement and to consummate the transactions contemplated hereby; (4) the execution and delivery of this Agreement by Assignor and the performance by Assignor of its obligations hereunder will not breach, or result in a default under, any material contract or material agreement to which Assignor is a party, including, without limitation, the Seller SPA, and (ii) assumes no responsibility with respect to (1) any statements, warranties or representations made in or in connection with the Seller SPA, (2) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Seller SPA, or (3) the financial condition of the Issuer.

(b)           Assignee.  The Assignee represents and warrants that (i) it has the limited liability company power and authority, and has taken all action necessary, to execute and deliver this Agreement and to consummate the transactions contemplated hereby, (ii) from and after the Transaction Settlement Date, it shall be bound by the provisions of Section 7(b)(1) of the Seller SPA, and shall assume the Assignor’s obligations thereunder solely to the extent of the Board Designation Right, (iii) it is sophisticated with respect to decisions to acquire assets of the type represented by the Board Designation Right, (iv) it has received a copy of the Seller SPA, and such other documents and information as it has deemed appropriate to make its own analysis and decision to enter into this Agreement, and (v) it will, independently and without reliance on the Assignor, and based on such documents and information as it shall deem appropriate at the time, make its own decisions in taking or not taking action in connection with the Board Designation Right.

Section 3               Miscellaneous

(a).           Notices.  From and after the Transaction Settlement Date, the Issuer shall provide all notices in connection with the Board Designation Right to Assignee at c/o MAST Capital Management, LLC, 200 Clarendon Street, 51st Floor, Boston, MA 02116, Attention Peter Reed and Adam Kleinman.

(b)           General Provisions.  This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns.  This Agreement may be executed in any number of counterparts, which together shall constitute one instrument.  Delivery of an executed counterpart of a signature page of this Agreement by telecopy shall be effective as delivery of a manually executed counterpart of this Agreement.  This Agreement shall be construed in accordance with and governed by, the law of the State of New York without regard to conflicts of principles of law thereof.

[Signature pages follow]

2

The terms set forth in this Agreement are hereby agreed to:

ASSIGNOR

INDABA CAPITAL FUND, L.P.

By:  Indaba Partners, LLC, its general partner

By:	/s/ Derek Schrier
Name: Derek Schrier
Title: Managing Partner & CIO

ASSIGNEE

MAST CREDIT OPPORTUNITIES I MASTER FUND LIMITED

By:         /s/ Adam Kleinman
Name:   Adam Kleinman
Title:     Authorized Signatory

MAST OC I MASTER FUND, L.P.

By: Mast OC I IA, LLC, its General Partner

By:         /s/ Adam Kleinman
Name:   Adam Kleinman
Title:     Authorized Signatory

MAST SELECT OPPORTUNITIES MASTER FUND, L.P.

By: Mast Select GP, LLC, its General Partner

By:         /s/ Adam Kleinman
Name:   Adam Kleinman
Title:     Authorized Signatory

MAST ADMIRAL MASTER FUND, L.P.

By: Mast Admiral GP, LLC, its General Partner

By:          /s/ Adam Kleinman
Name:    Adam Kleinman
Title:      Authorized Signatory

[Signature Page to Director Designation Right Assignment Agreement]

Consented to and Accepted as of the date first written above:

UNWIRED PLANET, INC.

By:	______________________
               Name:
               Title:

[Signature Page to Director Designation Right Assignment Agreement]

ANNEX A

Name of Fund
Mast Credit Opportunities Master Fund Limited
Mast OC I Master Fund, L.P.
Mast Select Opportunities Master Fund, L.P.
Mast Admiral Master Fund, L.P.

[Appendix A]